      For Immediate Release
       November 15, 2012

Manulife Financial Corporation Investor Day 2012 – Growth with Discipline

Toronto – Manulife Financial Corporation (“Manulife” or the “Company”) is hosting an institutional Investor Day in Toronto today, scheduled to start at 10 a.m. ET, where Manulife’s senior management will present the Company’s strategic direction and financial targets.

Over the past three years Manulife has accomplished its strategic priorities set out in 2009.  The Company has also invested heavily in initiatives that are designed to produce substantial earnings growth and reduce volatility of earnings and capital going forward. As a result, the Company is establishing financial targets of $4 billion in core earnings1 and 13 per cent core return on equity (core ROE)1 in 2016, and a leverage ratio1 of 25% over the long-term. These targets are just over a year delayed from the financial targets set in 2010 – as a result of macro-economic volatility, incremental costs of hedging earlier than anticipated, various capital initiatives, and basis changes.

To support the Company’s strategic execution, Manulife announced today the creation of a new senior executive role with the title of Chief Operating Officer with responsibility for Corporate Strategy, Corporate Development, Capital Solutions, Human Resources, Branding & Communications, Information Services, Procurement, and Global Resourcing. Paul Rooney, the Company’s current President and Chief Executive Officer of Manulife Canada Ltd. will assume this role effective January 1, 2013, and report to Manulife’s President and Chief Executive Officer, Donald Guloien. A successor to Mr. Rooney has been identified and will be announced shortly.

Manulife’s President and Chief Executive Officer, Donald Guloien, will lead off Investor Day with a reflection of Manulife’s significant re-positioning over the last few years and will discuss the Company’s strategies for disciplined growth.  Cindy Forbes, Chief Actuary, will provide an actuarial and regulatory update. Steve Roder, Chief Financial Officer, will close the morning’s formal presentations with the Company’s path to its updated 2016 targets of $4 billion in core earnings and 13 per cent core ROE. He will elaborate on the key drivers to achieving these targets including the substantial investments Manulife has made globally over the last few years to accelerate its growth. Investors will have the opportunity to hear directly from each of the Company’s divisional heads in the afternoon on the growth strategies for their divisions.

For Asia Division, the estimated 2012 annualized core ROE for the three quarters ended September 30, 2012 was 20 per cent2. Management has set a 2016 target for the Asia Division to achieve core earnings of $1.65 billion and generate core ROE of 26 per cent, to be fueled in part by growing and expanding its distribution channels and developing its agency network;

1  This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Please refer to page 37 of the third quarter 2012 press release for a reconciliation of core earnings to net income (loss) attributable to shareholders. Core ROE is calculated by dividing core earnings by the weighted average common shareholders’ equity (excluding Accumulated Other Comprehensive Income).

building wealth management capabilities; investing in new growth opportunities; and continuing to promote the Manulife brand in the region.

For Canadian Division, the estimated 2012 annualized core ROE for the three quarters ended September 30, 2012 was 12 per cent2. Management has set a 2016 target for Canadian Division to achieve core earnings of $1.45 billion and generate core ROE of 14 per cent. This is expected to be driven in part by maintaining its market position in the Group Benefits and Individual Life businesses with focus on more profitable, less risky business; strong growth in Manulife Bank, Group Retirement Solutions and Affinity Markets; and developing Manulife Mutual Funds into a leading mutual fund complex.

For the U.S. Division, the estimated 2012 annualized core ROE for the three quarters ended September 30, 2012 was 10 per cent2. Management has set a 2016 target for U.S. Division to achieve core earnings of $1.5 billion and generate core ROE of 12 per cent. This is primarily driven by focusing on the growth of fee based wealth management businesses and de-risked life insurance and Long-Term Care (LTC) businesses as well as continuing to expand its Retirement Plan Services business into the mid-market.

For the Investment Division, Management will provide an overview of the general fund differentiated investment strategy with an update on the Fixed Income and Alternative Assets portfolios. Finally, Management will provide commentary on the evolution and growth strategies of Manulife Asset Management.

Key Planning Assumptions and Uncertainties

Manulife’s management targets do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment experience included in core earnings3.

Interested parties may access the live audio webcast through manulife.com/presentations. An archived version of the webcast will be available at the same location from 9 a.m. ET on November 16, 2012 to November 15, 2013.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: core earnings; and core ROE. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.  Core earnings (losses) is a non-GAAP measure to help investors better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. The Company calculates core ROE using the weighted average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available for sale securities and cash flow hedges. At a divisional level, core ROE is calculated using (i) core earnings generated by the division and (ii) internally allocated equity.  For further information regarding these subjects, see our press release announcing our 2012 third quarter results.

Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings includes up to $200 million per annum of investment gains.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include, but are not limited to, statements with respect to our 2016 management targets for core earnings and core ROE. The forward-looking statements in this press release also relate to, among other things, our targets, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “likely”, “expect”, “estimate”, “believe”, “plan”, “targets”, (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management targets for core earnings and core ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” in this press release and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in this press release; general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term care morbidity;  the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; the ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$515 billion (US$523 billion) as at September 30, 2012. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Laurie Lupton Manulife Financial 416-852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler Manulife Financial 416-926-5471 anthony_ostler@manulife.com Anique Asher Manulife Financial 416-852-9580 anique_asher@manulife.com